Confidential Treatment Requested by Sussex Bancorp
Pursuant to Rule 83 Under the Freedom of Information Act1

Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

January 21, 2011

Via EDGAR and Courier

Mr. John Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:           Sussex Bancorp
 Form 10-K for Fiscal Year Ended December 31, 2009
 Filed March 22, 2010
 File No. 1-12569

Dear Mr. Nolan:

On behalf of Sussex Bancorp (the “Company”), this letter responds to the Staff’s comment letter dated November 23, 2010, with respect to the above-referenced filings.  In response to your letter, set forth below are the Staff’s comments in italics followed by the Company’s responses.  We have sent to your attention via courier delivery four (4) courtesy copies of this response letter.

1.
We note that non-accrual loans increased to $22.4 million at September 30, 2010, from $17.1 million at December 31,2009, respectively. In addition, we note that your allowance for loan losses increased to $6.0 million from $5.0 million for the comparable periods as well. In order for us to more fully understand the composition of the loans comprising this balance, please provide an analysis of the ten largest loans comprising your non-accrual loan classification at September 30,2010, including the following information:

a.	Initial loan origination date, amount and loan classification (consistent with the loan classifications contained on page 20 of your December 31, 2009, Form 10-K);

 1 Sussex Bancorp has requested confidential treatment of certain portions of this letter pursuant to Rule 83 under the Freedom of Information Act.  Such portions are denoted by [***].  An unredacted version of this letter has been filed with the Division of Corporation Finance of the Securities and Exchange Commission.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. Hogan Lovells refers to the international legal practice comprising Hogan Lovells US LLP, Hogan Lovells International LLP, Hogan Lovells Worldwide Group (a Swiss Verein), and their affiliated businesses with offices in: Abu Dhabi Alicante Amsterdam Baltimore Beijing Berlin Boulder Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jeddah Riyadh Zagreb

Mr. John Nolan	- 2 -	January 21, 2011

Confidential Treatment Requested by Sussex Bancorp

b.
Date placed in nonaccrual and the reasons why, which could include the number of days past due, any information management considered in determining a change in the borrower's ability to service the loan or any other trigger events or judgment(s) used by management in changing loan classification;

c.
Whether or not the loan migrated from a loan 90 days past due and accruing or troubled debt restructured status and the detailed reasons why (including the detailed information requested in the above bullet point);

d.
Amount and date loan placed in nonaccrual status, specific allowances set aside for these individual loans and how you determined them including any partial charge-offs taken at the time of this reclassification and whether or not specific allowances had been previously set aside or new provisions were taken at the time of partial charge-off and the reasons why; and

e.
Date and findings of latest appraisal, including whether or not management made any periodic or one-time adjustment(s) to appraised value (if applicable) to reflect potential outdated appraisals or changes to specific local or overall marker conditions.

As a related matter, please provide in your response letter and revise future filings to include your detailed appraisal policy, including any particular features or nuances by loan classification. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses, the allocation of the allowance for loan losses and whether or not you make any periodic or one-time adjustments and the reasons why, if applicable.

Response:

Non- Accrual Loans

In order to assist the Staff in its understanding of the composition of the Company’s non-accrual loan classification, the Company has provided the requested analysis of its ten largest loan relationships as of September 30, 2010 in Exhibit A attached hereto.

During the drafting of this response, the Company determined that the non-accrual loan balance listed on page 21 of its Annual Report on Form 10-K for the year ended December 31, 2009 (“2009 Form 10-K”) was reflected incorrectly due to a clerical error.  As shown in the table below, the correct amount of non-accrual loans at December 31, 2009 was $20.2 million which includes a $3.1 million balance for Loan Relationship #1 (detailed in Exhibit A).  Loan Relationship #1 was properly reflected in the Company’s consolidated financial statements (i.e. was on non-accrual status, including the absence of accrued interest) and was included in the impaired loan total of $24.8 million as set forth in the notes to the financial statements.  Footnote 6 to the consolidated financial statements reflected the incorrect non-accrual loan balance of $17.1 million.  However,  impaired loans was correctly stated.  Loan Relationship #1 was correctly reflected in the non-accrual loan balances listed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010.  As such, management has concluded that the incorrect non-accrual loan balance presented on page 21 of the 2009 Form 10-K was not material to an investor’s understanding of the Company’s loan and asset quality and, thus, does not require the Company the amend its 2009 Annual Report. However, the corrected 2009 non-accrual balance will be revised to properly include Loan Relationship #1 in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

Mr. John Nolan	- 3 -	January 21, 2011

Confidential Treatment Requested by Sussex Bancorp

The following table provides information regarding risk elements in the loan and securities portfolio as of December 31, 2005 through 2009.

	December 31,
(Dollars in thousands)	2009	2008	2007	2006	2005
Non-accrual loans:
Commercial	$240	$336	$449	$ -	$ -
Consumer	1	11	11	-	-
Construction	4,307	5,042	10,210	465	-
Mortgage	15,668*	4,356	1,631	942	816
Total nonaccrual loans	20,216*	9,745	12,301	1,407	816
Loans past due 90 days and still accruing	1,392	-	69	746	535
Restructured loans	1,885	1,302	494	506	25
Total non-performing loans	23,493*	11,047	12,864	2,659	1,376
Impaired securities	-	93	-	-	-
Foreclosed real estate	3,843	3,864	-	-	-
Total non-performing assets	$27,336*	$15,004	$12,864	$2,659	$1,376
Non-performing loans to total loans	7.06%*	3.44%	4.28%	1.01%	0.65%
Non-performing assets to total assets	6.01%*	3.41%	3.27%	0.75%	0.44%
Interest income received on nonaccrual loans	$488	$61	$50	$10	$42
Interest income that would have been recorded under the original terms of the loans	$1,153	$858	$653	$127	$48
*As corrected.

Appraisal Policy

Additionally, the Company will include in its future filings the following disclosure regarding the Bank’s appraisal policy with respect to its real estate secured loans:

General. The Company has a detailed policy covering the real estate appraisal process, including the selection of qualified appraisers, review of appraisal reports upon receipt, and complying with the federal regulatory standards that govern the minimum requirements for obtaining appraisals or evaluations. Appraisals and evaluations are considered to be current when the valuation date is within 12 months of a new loan or 24 months of any renewal of an existing loan.  The appraisal is not considered to be current if there has been a substantial change in value, demand, supply or competitive factors.

The following types of transactions require a real estate appraisal:

(1)	Non-residential transactions when the transaction value exceeds $250,000.

(2)	Loan transactions in which real estate is used as the primary security for the loan, regardless of the type of loan (commercial, installment or mortgage), including:

a.	New loans, loan modifications, loan extensions and renewals, provided that certain conditions are met.

Mr. John Nolan	- 4 -	January 21, 2011

Confidential Treatment Requested by Sussex Bancorp

b.	The purchase, sale, exchange or investment in real property or an interest in real property where the “transaction value” of the real property interest exceeds $250,000.

c.	The long-term lease of real estate, which is the economic equivalent of a purchase or sale where the “transaction value” of the real property interest exceeds $250,000.

(3)
Purchase of a loan or pool of loans, or participation therein, or of an interest in real property, providing that any individual loan or property interest exceeds $250,000, and further provided that a satisfactory appraisal of the property relating to that loan or interest has not been made available to the Bank by another party to the transaction.

The need for real estate appraisals applies to initial loan underwriting and subsequently when the value of the real estate collateral might be materially affected by changing market conditions, changes in the occupancy of the property, changes in cash flow generated by the property, changes in the physical conditions of the property or other factors.  These factors include changes in the sales prices of comparable properties, absorption rates, capitalization rates, effective rental rates and current construction costs.

Real estate appraisals are not required for the following transactions:

(1)	New loans, loan modifications, loan extensions and renewals with real property interest value of $250,000 or less.

(2)	Purchase, sale, exchange, long-term lease or investment in real property where the “transaction value” of the real property interest does not exceed $250,000.

(3)	Renewal or extension of an existing loan in excess of $250,000, provided that certain conditions are met.

(4)
Purchase of a loan or pool of loans, or participation therein, or of an interest in real property where a satisfactory appraisal of the property relating to that loan or interest has been made available to the Bank by another federally insured depository institution that is subject to Title XI of Financial Institutions Reform Recovery and Enforcement Act of 1989 (FIRREA).

While real estate appraisals are not required for transactions of $250,000 or less, the Company will consider obtaining one if the orderly liquidation of the collateral is the primary source of repayment.  To the extent that an appraisal is not required for a real estate collateralized transaction, the Company will obtain for its credit files another acceptable form of valuation, i.e. equalized value with a reasonable market relevance or evaluation.

Additionally, real estate appraisals are not required on transactions over $250,000 when taking a lien on real property as collateral solely through an “abundance of caution,” and where the terms of the transaction as a consequence have not been made more favorable than would have been in the absence of the mortgage lien.  In determining whether an appraisal can be waived due to this reason, approval must be obtained from the Company’s Chief Credit Officer.

Generally, the Company obtains updated appraisals for real estate loan renewals and modifications or certain classified loans depending on the age of the last appraisal, volatility of the local market, and other factors. In certain circumstances, if the Company can support an appraisal that is greater than one year old with an evaluation, utilizing current information such as current comparable sales, independent appraisal consultant data and or tax assessment values, etc, then it may continue to use the existing appraisal. In developing an evaluation, the Company may use an index multiplier, provided by the Company’s independent appraisal consultant, to adjust the value of an existing

Mr. John Nolan	- 5 -	January 21, 2011

Confidential Treatment Requested by Sussex Bancorp

outdated appraisal.  The index multiplier uses factors derived from its observation of market trends, including declines in real estate values and increases in marketing time as determined from its inventory of appraisals, appraisal reviews, as well as conversations with local appraisers and real estate brokers.  For classified/criticized loans, when it is determined that a deficiency exists utilizing the above evaluation methods, a new appraisal will be ordered.

In determining the Company’s allowance for loan losses for classified loans where appraisals are required for valuation, the Company may make one-time or periodic adjustments by utilizing an index multiplier (as discussed above) as an adjustment to the appraisal value based on its age.

************************************

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at 202-637-5671 or Jaime L. Chase at 202-637-5457.

Sincerely,

/s/ Richard A. Schaberg

Richard A. Schaberg

Enclosures

cc:           Steven M. Fusco

Confidential Treatment Requested by Sussex Bancorp

EXHIBIT A

TEN LARGEST LOANS – NON-ACCRUAL

[***]

A - 1